EXHIBIT (a)(1)(ii)

FORM OF MEMORANDUM TO ELIGIBLE HOLDERS OF STOCK OPTIONS SENT ON AUGUST 27, 2002

         I am pleased to announce that the Board of Directors of PMC-Sierra, Inc. ("PMC") approved a Voluntary Stock Option Exchange Program (the "Exchange Program") that began today in which PMC is offering eligible persons the opportunity to exchange certain outstanding, unexercised stock options to purchase shares of PMC common stock. Our Board decided to offer the Exchange Program because stock options continue to be an important component of our total compensation program, and because the Board is seeking to address the fact that some of the outstanding options granted in the past years have exercise prices significantly higher than the current market price of PMC shares.

         The terms and conditions of the Exchange Program dated August 27, 2002 are explained in the attached Offer to Exchange Certain Outstanding Options for New Options. Also attached are the Election Form for tendering Old Options, the Notice to Withdraw from the Offer, copies of the prospectuses for our 1994 Incentive Stock Plan and our 2001 Stock Option Plan, and our most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q. We strongly urge you to read all of these materials carefully and consider the risks associated with participating or not participating in the Exchange Program before making your decision.

         You will receive a stock option statement in the mail soon. Please join Glen Kayll and me tomorrow, Wednesday, August 28, 2002 at 9:00 a.m., Pacific Time, for a presentation about the Exchange Program.

         We thank you for your continued dedication and contributions to PMC-Sierra.

         Robert L. Bailey
         President, Chief Executive Officer and
         Chairman of the Board of Directors